Mail Stop: 3628
                                                            December 18, 2020

Marcine Renkenberger
Manager
GNMAG Asset Backed Securitizations, LLC
The Empire State Building
350 Fifth Avenue, 59th Floor
New York, New York 10118

        Re:       GNMAG Asset Backed Securitizations, LLC
                  Registration Statement on Form SF-3
                  Filed December 4, 2020
                  File No. 333-251146

Dear Ms. Renkenberger:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

Risk Factors

Developments in the residential mortgage market may adversely affect the performance of the mortgage loans underlying the Ginnie Mae Certificates and could adversely affect the yield on your certificates, page 16

    1. We note your statement that federal, state, and local initiatives related to COVID-19 could permit underlying servicers or trustees to take actions, including modifications of
       the underlying mortgage loans,    which might adversely affect the
certificates, without
       any remedy or compensation to the Certificateholders.    We also note,
however, your
       disclosure on page 30 of the prospectus that the Ginnie Mae guaranty ensures that the security holder receives the timely payment. Please tell us specifically how these
 Marcine Renkenberger
GNMAG Asset Backed Securitizations, LLC
December 18, 2020
Page 2

         COVID-19 initiatives could impact the certificates being offered pursuant to this prospectus, in spite of the guaranty, and, if appropriate, revise to clarify how the risk disclosed affects the registrant or the securities being offered. Refer to Item 105 of
         Regulation S-K; SEC Release No. 33-10825 (Aug. 26, 2020).

      2. It is also unclear if the discussion about loans modifications in this risk factor also contemplates COVID-19 related forbearance initiatives on the underlying mortgage loans as well as other types of modifications. If appropriate, please revise to clarify.

The Trust Agreement     Concerning the Trustee

Expenses and Indemnities of the Trustee, page 76

      3. We note your disclosure that the trustee will be entitled to reimbursement from the trust of advances made by the trustee in accordance with the trust agreement. We are unable to determine from your disclosure here or elsewhere in the prospectus when advances are required and how these reimbursements will be made. For example, we are unable to determine if trustee advances are reimbursed from the top of the waterfall before payments to certificateholders are made, or if reimbursements are only made if certain conditions are met. Please revise as necessary. Refer to Items 1113 and 1121 of
         Regulation AB.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 with any questions.


                                                                Sincerely,

                                                                /s/ Katherine
Hsu

                                                                Katherine Hsu
                                                                Office Chief
                                                                Office of
Structured Finance

cc:      Ralph Mazzeo, Dechert LLP
         Chris Vaughan, GNMAG Asset Backed Securitizations, LLC